UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

OCI Partners LP

(Name of the Issuer)

OCI GP LLC

OCI Partners LP

(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67091N108

(CUSIP Number of Class of Securities)

Ahmed El-Hoshy

President and Chief Executive Officer

OCI GP LLC

5470 N. Twin City Highway

Nederland, Texas 77627

(409) 723-1900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Michael Rosenwasser, Esq. Michael Swidler, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+

$117,569,686.50	$14,637.43

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of OCIP Partners LP, a Delaware limited partnership (“OCIP”) not owned by OCI N.V., at a purchase price of $11.50 per Common Unit, net to the seller in cash. On June 1, 2018, 86,997,590 Common Units were outstanding, of which 76,774,139 are owned by OCI. Accordingly, this calculation assumes the purchase of 10,223,451 Common Units.

+ The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2018 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $14,001.02	Filing party: OCI N.V.

Form or registration No.: SC TO-T	Date filed: June 4, 2018

Amount previously paid: $636.41	Filing party: OCI N.V.

Form or registration No.: SC TO-T/A	Date filed: June 19, 2018

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) relates to the offer by OCIP Holding II LLC (“Holding II”), a Delaware limited liability company and a wholly owned subsidiary of OCI N.V., a Dutch public limited company (together with Holding II, “OCI,” except where the context requires that “OCI” refers only to OCI N.V.), to purchase all outstanding common units representing limited partner interests (the “Common Units”), of OCI Partners LP, a Delaware limited partnership (the “Partnership,” “we” or “us”), not currently held by OCI or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2018 (as amended to date, the “Offer to Purchase”) and in the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule 13E-3 is being filed by OCI GP LLC, the general partner of the Partnership (the “General Partner”), and the Partnership, which is the issuer of the Common Units.

In response to the Offer, the Partnership filed a Solicitation/Recommendation Statement on Schedule 14D-9 on June 19, 2018 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained or incorporated by reference in this Schedule 13E-3 concerning the General Partner, the Partnership and OCI has been provided by such person and not by any other person.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Exercise of the Buyout; Consideration of Alternatives” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used—Opinion of the Financial Advisor to the Conflicts Committee” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Exercise of the Buyout; Consideration of Alternatives” and “Special Factors—Financial Projections” is incorporated herein by reference.

Projections of non-GAAP EBITDA and Cash available for distribution set forth in “Special Factors—Financial Projections”of the Offer to Purchase have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, the Partnership is unable to provide line item disclosure without unreasonable effort because the projections were not prepared on a line-item basis.

(d)	Effects. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—Limited Buyout Right” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout,” “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Offer—Appraisal Rights; “Going-Private” Rules,” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Fairness of the Transaction

(a)	Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and in the Offer to Purchase under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under “Special Factors—Financial Projections,” and “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used—Opinion of the Financial Advisor to the Conflicts Committee” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” and the information set forth in Exhibit (c)(2) attached hereto is incorporated herein by reference.

Projections of non-GAAP EBITDA and Cash available for distribution set forth in “Special Factors—Financial Projections” of the Offer to Purchase have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, the Partnership is unable to provide line item disclosure without unreasonable effort because the projections were not prepared on a line-item basis.

(c)	Approval of Security Holders. The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—Tender Offer” and the information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the Offer?,” “Introduction,” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” and the information set forth in Exhibits (c)(1) and (c)(2) attached hereto is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(f)	Other Offers. Not applicable.

Reports, Opinions, Appraisals and Negotiations

(a)	Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Offer,” “Item 4. The Solicitation or Recommendation—Reasons for Recommending” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” and the information set forth in Exhibits (c)(1) and (c)(2) attached hereto is incorporated herein by reference.

(b)	Availability of Documents. Copies of the reports, opinions or appraisals referenced in Item 9 of this Schedule 13E-3 will be made available for inspection and copying at the Partnership’s principal executive offices located at 5470 N. Twin City Highway, Nederland, Texas 77627 during regular business hours by any unitholder or unitholder representative who has been so designated in writing.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)

Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b)

Securities. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information—Class of Securities” is incorporated herein by reference.

(c)

Trading Market and Price. The information set forth in the Offer to Purchase under “The Offer—Price Range of Units; Distributions on Units” is incorporated herein by reference.

(d)

Dividends. The information set forth in the Offer to Purchase under “The Offer—Price Range of Units; Distributions on Units” is incorporated herein by reference. Other than as set forth in the First Amended and Restated Agreement of Limited Partnership of OCI Partners LP dated as of October 9, 2013, there are no restrictions on the Partnership’s current or future ability to pay distributions with respect to the Common Units.

(e)

Prior Public Offerings. None.

(f)

Prior Stock Purchases. The information set forth in the Offer to Purchase under “Schedule B—Ownership of Units by OCI and Certain Related Persons” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person

Regulation M-A Item 1003

(a)

Name and Address. The Partnership is the subject company and the General Partner is the general partner of the Partnership. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” is incorporated herein by reference.

(b)

Business and Background of Entities. The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCIP” is incorporated herein by reference. Neither the General Partner or Partnership are party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

(c)

Business and Background of Natural Persons. The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCIP” is incorporated herein by reference. During the past five years, none of the directors and executive officers of the General Partner or the Partnership has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Name	Citizenship	Position with the General Partner	Position with the Offeror
Ahmed K. El-Hoshy	Egypt	President, Chief Executive Officer and Director	Chief Executive Officer of OCI N.V. in the Americas

Beshoy Guirguis	Egypt	Chief Financial Officer	Chief Financial Officer of OCI N.V. in the Americas

Nassef Sawiris	Egypt	Director	Director and Chief Executive Officer of OCI N.V.

Michael L. Bennett	USA	Director	Chairman of the Board of Directors of OCI N.V.

Francis G. Meyer	USA	Director	None

Dod A. Fraser	USA	Director	None

Nathaniel A. Gregory	USA	Director	None

Ahmed K. El-Hoshy—President, Chief Executive Officer and Director. Mr. El-Hoshy was appointed as a member of the board of directors of the General Partner in July 2016 and President and Chief Executive Officer in May 2017. Mr. El-Hoshy currently serves as Chief Executive Officer of OCI Americas and was previously a Director of Business Development and Investments at OCI since January 2012. Mr. El-Hoshy has led or been actively involved in new investments, developments, financings and M&A transactions of the firm in North America and Europe across multiple sectors including fertilizer, methanol, and infrastructure. From 2009 to 2011, while with OCI, Mr. El-Hoshy structured a joint venture between OCI and Morgan Stanley focusing on infrastructure investments in the Middle East and Africa as an investment professional. Before joining OCI, Mr. El-Hoshy was a part of Goldman Sachs’ investment banking operations in Dubai, as well as the Special Situations Group focusing on balance sheet investments for the bank in the Middle East and Africa. Mr. El-Hoshy began his career in Goldman Sachs’ Leveraged Finance group in New York in 2006, where he structured and executed leveraged buyouts and recapitalizations, with a particular focus on industrial and natural resource-related clients. Mr. El-Hoshy holds a Bachelor of Arts degree in economics from Harvard University where he graduated with honors.

Beshoy Guirguis—Chief Financial Officer. Mr. Guirguis became Chief Financial Officer of the General Partner in March of 2018. Mr. Guirguis also serves OCI as Chief Financial Officer of OCI Americas. Prior to that, Mr. Guirguis was a Senior Associate in OCI’s Business Development and Investments department from May 2014 to February 2017 and an Associate from October 2010 to May 2014. Since late 2011, he has been part of the leadership team responsible for OCI’s growth in North America, undertaking various roles including project development and financial management and gaining extensive experience in the financial, industrial, and petrochemical industries. As Chief Financial Officer of OCI Americas, Mr. Guirguis has had oversight responsibilities over the Partnership. Mr. Guirguis attended the University of Pennsylvania, where he earned Bachelor’s degrees in business and bioengineering, and graduated summa cum laude.

Nassef Sawiris—Director. Mr. Sawiris was appointed as a member of the board of directors of the General Partner in June 2013. Mr. Sawiris has served as chief executive officer and director of OCI since January 2013. Mr. Sawiris has also served as chief executive officer and director of Orascom Construction Industries S.A.E. (“OCI SAE”), a publicly traded Egyptian company, since its incorporation in 1998 and was also appointed Chairman of OCI SAE in 2009. Mr. Sawiris is a supervisory director of Adidas AG. and a board member of LafargeHolcim Ltd. (having previously served on Lafarge S.A.’s board since 2008), a member of the Cleveland Clinic’s International Leadership Board Executive Committee since 2011, and in 2013 he became a member of the University of Chicago’s Board of Trustees. Mr. Sawiris has also previously served on the Boards of BESIX SA, Orascom Construction Limited, the Egyptian Exchange and NASDAQ Dubai. Mr. Sawiris holds a B.A. in economics from the University of Chicago.

Michael L. Bennett—Chairman of the Board. Mr. Bennett was appointed chairman of the board of directors of the General Partner in June 2013. Mr. Bennett has served as chairman of the board of directors of OCI since January 2013. Mr. Bennett served as chief executive officer and director of Terra Industries Inc., a publicly traded producer of nitrogen fertilizer, from 2001 until its acquisition by CF Industries Holdings, Inc. in 2010. From 2001 until 2010, Mr. Bennett served as chairman of the board and chief executive officer of Terra Nitrogen GP Inc., the general partner of Terra Nitrogen Company, L.P. (NYSE: TNH). Mr. Bennett is a past chairman of both The Fertilizer Institute and the Methanol Institute in the United States. Mr. Bennett currently serves as a director of Alliant Energy Corporation and Sandridge Energy Corporation.

Francis G. Meyer—Director. Mr. Meyer was appointed as a member of the board of directors of the General Partner in September 2013. Mr. Meyer served as executive vice president of Terra Industries Inc. from 2007 until his retirement in April 2008 and as senior vice president and chief financial officer from 1995 until 2007. Mr. Meyer served as a director of Terra Nitrogen GP Inc., which is the general partner of Terra Nitrogen Company, L.P. from 1995 until 2008. Mr. Meyer served in various management positions for Terra Industries Inc. from 1986 to 1995. Mr. Meyer has a B.B.A. in accounting from the University of Iowa.

Dod A. Fraser—Director. Mr. Fraser was appointed as a member of the board of directors of the General Partner in November 2013. Mr. Fraser has served as President of Sackett Partners since its formation in 2000 upon retiring from a 27-year career in Investment Banking. Mr. Fraser served as Managing Director and Group Executive of the Global Oil and Gas Group of Chase Securities Inc., a subsidiary of The Chase Manhattan Bank (now JP Morgan Chase & Co.) from August 1995 until his retirement in January 2000. Mr. Fraser served as General Partner of

Lazard Freres & Co. until 1995. Mr. Fraser served in various positions for Lazard Freres & Co. from 1978 to 1995. Mr. Fraser is a director of two public companies: he has been a Director of Subsea 7 SA since December 2009 and Rayonier Inc. since July 2014. He has also been a Director of Fleet Topco Ltd. since December 2016. Mr. Fraser served as a Director of Smith International Inc. from December 2004 to August 2010, of Terra Industries Inc. from 2003 to April 2010, and of Forest Oil Corporation from May 2000 to January 2015. Mr. Fraser holds a Bachelor of Arts degree from Princeton University.

Nathaniel A. Gregory—Director. Nathaniel A. Gregory was appointed as a member of the board of directors of the General Partner in March 2014. He is currently a Senior Lecturer in Finance at the MIT Sloan School of Management, where he teaches courses in Mergers & Acquisitions and Advanced Corporate Finance. Prior to Sloan, he was at the University of Chicago Booth Graduate School of Business, where he taught courses in corporate finance and corporate control & governance. He had been on the faculty at Chicago Booth since 2009 and had taught there on a full-time basis since 2005 and was Clinical Professor of Finance from 2009 to 2013. Between 1993 and 2004, Mr. Gregory was Chairman of the Board and Chief Executive Officer of NATCO Group, Inc., a publicly traded oilfield equipment and services company. Prior to his service at NATCO, he held a number of different positions in business and finance, including as Chief Economist and vice president of financial services at Bechtel Group from 1980 to 1983, and as a banker at Lazard Freres & Co. from 1983 to 1986 and general partner of the firm from 1987 through 1989. He was also a member of the private equity firm, Capricorn Partners LLC, from 1995 to 2009. Mr. Gregory has served on several private and public boards of directors, including most recently the board of Rotech Healthcare Inc. from 2012 to 2013, and Plainfield Direct, Inc. from 2007 to 2011. Mr. Gregory holds a Bachelor of Arts degree from the University of North Carolina at Chapel Hill, and a Doctorate of Economics from the University of Chicago.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f)

(a)

(1) Material Terms (Tender Offers).

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—How many Units are you offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What will I receive in exchange for the Units that I tender into the Offer?” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to tender my Units in the Offer?” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Offer be extended, and under what circumstances?” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Offer be extended, and under what circumstances?” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw Units that I previously tendered in the Offer? Until what time may I withdraw previously tendered Units?” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the Offer?” and “The Offer—Procedures for Accepting the Offer and Tendering Units” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the Offer?”, “The Offer—Terms of the Offer,” “The Offer—Acceptance for Payment and Payment for Units,” “The Offer—Procedures for Accepting the Offer and Tendering Units” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) Not applicable.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)

(2) Mergers or Similar Transactions.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(c)

Different Terms. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Limited Buyout Right” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors— Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Buyout; Consideration of Alternatives,” “Special Factors— The Position of OCI Regarding the Fairness of the Offer and the Buyout,” “Special Factors—Certain Effects of the Offer and the Buyout,” “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout,” and “The Offer—Appraisal Rights; “Going-Private” Rules” is incorporated herein by reference.

(d)

Appraisal Rights. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Appraisal Rights; “Going-Private” Rules” is incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders. Neither the General Partner nor the Partnership has made any arrangements in connection with the Offer to provide holders of Common Units access to their corporate files or to obtain counsel or appraisal services at their expense.

(f)

Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e)

(a)

Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Units,” “Special Factors—Interests of Certain Persons in the Offer and the Buyout,” and “Special Factors—Certain Relationships Between OCI and OCIP” is incorporated herein by reference.

The following table sets forth transactions in the Common Units by the executive officers, directors and affiliates of the Partnership.

Counterparty	Trade Date	Transaction Type	Number of Common Units	Average Purchase Price
OCI	12/26/2017	Purchase	7,276,549	$8.40
Nassef Sawiris	11/24/2017	Purchase	6,200	$7.19
Nassef Sawiris	11/22/2017	Purchase	5,000	$7.12
Nathaniel Gregory	9/8/2017	Purchase	10,000	$8.35
Nassef Sawiris	11/23/2016	Purchase	370	$5.65
Nassef Sawiris	11/22/2016	Purchase	108,148	$5.69
Nassef Sawiris	11/21/2016	Purchase	35,438	$5.34
Nathaniel Gregory	11/21/2016	Sale	4,152	$5.35
Nathaniel Gregory	11/18/2016	Sale	100	$5.35
Nathaniel Gregory	11/17/2016	Sale	271	$5.35
Nathaniel Gregory	11/15/2016	Sale	100	$5.50
Nathaniel Gregory	11/14/2016	Sale	880	$5.50
Nathaniel Gregory	11/11/2016	Sale	4,497	$5.50
Nassef Sawiris	9/15/2016	Purchase	100	$5.80
Nassef Sawiris	9/14/2016	Purchase	800	$5.78
Nassef Sawiris	9/13/2016	Purchase	500	$5.80
Nassef Sawiris	9/12/2016	Purchase	600	$5.80
Nassef Sawiris	9/9/2016	Purchase	35,000	$6.05
Nassef Sawiris	9/8/2016	Purchase	45,000	$6.05
Nassef Sawiris	9/7/2016	Purchase	130,000	$6.06
Nassef Sawiris	9/6/2016	Purchase	23,500	$5.94
Nassef Sawiris	6/10/2016	Purchase	2,701	$7.95
Nassef Sawiris	6/9/2016	Purchase	9,000	$7.98
Nassef Sawiris	6/8/2016	Purchase	4,757	$7.77
Nassef Sawiris	6/7/2016	Purchase	9,600	$7.66
Nassef Sawiris	6/6/2016	Purchase	12,200	$7.46
Nassef Sawiris	6/3/2016	Purchase	12,000	$7.26
Nassef Sawiris	6/2/2016	Purchase	5,786	$7.17
Nassef Sawiris	6/1/2016	Purchase	2,000	$7.18

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 7. Purposes of the Transaction and Plans or Proposals,” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Units,” “Special Factors—Interests of Certain Persons in the Offer and the Buyout,” and “Special Factors—Certain Relationships Between OCI and OCIP” is incorporated herein by reference.

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Units” and “Schedule B—Ownership of Units by OCI and Certain Related Persons” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8)

(b)

Use of Securities. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purpose of and Reasons for the Offer; After the Offer and the Buyout; Consideration of Alternatives” and “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)

Plans.

(c)(1) The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(2) The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(3) The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Introduction” and “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Introduction” and “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” and “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)

Purposes. The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(b)

Alternatives. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Exercise of the Buyout; Consideration of Alternatives” is incorporated herein by reference.

(c)

Reasons. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used—Opinion of

the Financial Advisor to the Conflicts Committee” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Exercise of the Buyout; Consideration of Alternatives” and “Special Factors—Financial Projections” is incorporated herein by reference.

Projections of non-GAAP EBITDA and Cash available for distribution set forth in “Special Factors—Financial Projections” of the Offer to Purchase have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, the Partnership is unable to provide line item disclosure without unreasonable effort because the projections were not prepared on a line-item basis.

(d)

Effects. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—Limited Buyout Right” and “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout,” “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Offer—Appraisal Rights; “Going-Private” Rules,” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)

Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and in the Offer to Purchase under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is incorporated herein by reference.

(b)

Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under “Special Factors—Financial Projections,” “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” and “Special Factors—Materials Provided by Financial Advisor to OCI N.V.” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used—Opinion of the Financial Advisor to the Conflicts Committee” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” and the information set forth in Exhibit (c)(2) attached hereto is incorporated herein by reference.

Projections of non-GAAP EBITDA and Cash available for distribution set forth in “Special Factors—Financial Projections” of the Offer to Purchase have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, the Partnership is unable to provide line item disclosure without unreasonable effort because the projections were not prepared on a line-item basis.

(c)

Approval of Security Holders. The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—Tender Offer” and the information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the Offer?,” “Introduction,” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(d)

Unaffiliated Representative. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” and the information set forth in Exhibits (c)(1) and (c)(2) attached hereto is incorporated herein by reference.

(e)

Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(f)

Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)-(b)

Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Offer,” “Item 4. The Solicitation or Recommendation—Reasons for Recommending” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” and in the Offer to Purchase under “Special Factors—Materials Provided by Financial Advisor to OCI N.V.” and the information set forth in Exhibits (c)(1) and (c)(2) attached hereto is incorporated herein by reference.

(c)

Availability of Documents. Copies of the reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the Partnership’s principal executive offices located at 5470 N. Twin City Highway, Nederland, Texas 77627 during regular business hours by any unitholder or unitholder representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)

Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all of the Units that you are offering to purchase?” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b)

Conditions. None.

(c)

Expenses. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under “The Offer—Fees and Expenses” is incorporated herein by reference.

The following table presents the estimated fees and expenses incurred or to be incurred by the Partnership in connection with the offer:

Description	Amount to be Paid
Financial advisor fees	$2,000,000
Legal fees and expenses	$150,000
Miscellaneous expenses	140,000
Total	$2,290,000

(d)

Borrowed Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)-(b) Ownership of Securities; Securities Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 6. Interest in Securities of the Subject Company,” and the information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Units” and “Schedule B—Ownership of Units by OCI and Certain Related Persons” and in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 under “Part III. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e)

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Interests of Certain Persons in the Offer and the Buyout” and “The Offer—Certain Information Concerning OCI” is incorporated herein by reference.

(e)

Recommendations of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation” and “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” and the information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCI” is incorporated herein by reference.

Item 13.	Financial Statements Consideration

Regulation M-A Item 1010(a) through (b)

(a)

Financial Information. The audited consolidated financial statements of the Partnership as of and for the fiscal years ended December 31, 2017 and December 31, 2016, and the notes thereto, are incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of the Partnership’s Annual Report on

Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 5, 2018. The unaudited consolidated financial statements of the Partnership as of and for the quarters ended March 31, 2018 and March 31, 2017, and the notes thereto, are incorporated herein by reference to “Part I—Item 1—Financial Information” of the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on May 7, 2018. The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCIP” is incorporated herein by reference.

(b)

Pro Forma Information. Pro forma financial information is not material to the Offer.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)

Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. Reference is further made to the information set forth in the Offer to Purchase under “The Offer—Fees and Expenses” with respect to the persons employed or retained by OCI.

(b)

Employees and Corporate Assets. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15.	Additional Information

Regulation M-A Item 1011(b) and (c)

(b)

Golden Parachute Payments. None.

(c)

Other Material Information. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” and the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Items 1016(a) through (d), (f) and (g)

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 4, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(A)(i)	Amendment No. 1 to Offer to Purchase, dated June 8, 2018 (incorporated by reference to Exhibit (a)(1)(i)(A) to the Schedule TO).

(a)(1)(A)(ii)	Amendment No. 2 to Offer to Purchase, dated June 25, 2018 (incorporated by reference to Exhibit (a)(1)(i)(B) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement published in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(G)	Press Release, dated June 4, 2018, issued by OCI (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9).

(b)	Term Loan and Revolving Credit Facilities Agreement, dated 17 April 2018, among OCI, the mandated lead arrangers names therein, Cooperatieve Rabobank U.A., as facility agent and BNY Mellon Corporate Trustee Services Limited, as security agent (incorporated by reference to Exhibit (b) to the Schedule TO).

(c)(1)	Valuation Letter and Presentation of J.P. Morgan Securities plc, dated June 1, 2018 (incorporated by reference to Exhibit (c) to the Schedule TO).

(c)(2)	Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018 (incorporated by reference to Annex A of the Schedule 14D-9)

(d)	None

(e)(1)	The information contained under the headings “Business—Our Relationship with Our Sponsors,” “Executive Compensation” and “Certain Relationships and Related Party Transactions, and Director Independence” in the Partnership’s Annual Report on Form 10-K filed on March 5, 2018 is incorporated herein by reference.

(e)(2)	The information contained under the headings “Notes to the Condensed Consolidated Financial Statements—Note 7. Related-Party Transactions” and “—Note 13. Subsequent Events” in the Partnership’s Quarterly Report on Form 10-Q filed on May 7, 2018 is incorporated herein by reference.

(f)	None

(g)	None

(h)	None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPI GP LLC

Date: June 27, 2018	/s/ Ahmed El-Hoshy
Name: Ahmed El-Hoshy
Title: Chief Executive Officer

OPI PARTNERS LP

By: OCI GP LLC, its general partner

Date: June 27, 2018	/s/ Ahmed El-Hoshy
Name: Ahmed El-Hoshy
Title: Chief Executive Officer